WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

June 23, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on May 19, 2017 regarding the Trust’s Post-Effective Amendment No. 585, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2017 for the purpose of registering shares of the WisdomTree U.S. Multifactor Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that all blanks and other missing information will be completed, and please include a complete fee table in the comment response letter.

Response: We confirm that blanks and other missing information will be included in the 485(b) filing, which we anticipate will be filed on June 26, 2017. The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.28%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.28%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

June 23, 2017

2.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please revise the “economic characteristics” disclosure to track the specific investments permitted by the exemptive order.

Response: The current disclosure is consistent with the corresponding disclosure in the Trust’s exemptive application, as filed on August 13, 2007 and amended on September 19, 2007, and the subsequent notice of application (Release No. IC-27976) dated September 21, 2007. As stated in the Trust’s exemptive application that applies to the Fund, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the component securities of the Index will include securities such as depositary receipts based on component securities of the Index and TBA transactions.”[Emphasis added.] The Trust, however, does not anticipate that investing in depositary receipts or TBA transactions will be part of the Fund’s principal investment strategy. Accordingly, the Trust respectfully declines to disclose such specific investments permitted by the exemptive order.

3.	Comment: The index methodology indicates that real estate investment trusts (“REITs”) are eligible for inclusion and, accordingly, it seems that the Fund may hold REITs. Please include a risk factor related to REIT investments.

Response: While REITS are eligible for inclusion in the Index, the latest Index constituents do not include REITs. Accordingly, a risk factor has not been included related to REIT investments since the Fund is not expected to have a material amount of REIT exposure, if any, although there is language in the Statement of Additional Information describing risks associated with REITs.

4.	Comment: With respect to the disclosure that indicates “companies are weighted by factor score and inverse volatility”, please add disclosure describing “inverse volatility” and provide an example of the weighting methodology.

Response: The disclosure has been revised as follows:

The score for each factor is used to calculate a company’s overall factor score. Companies from the Starting Universe are ranked by their overall factor score, and the top twenty-five percent (25%) (i.e., 200 out of 800 companies) are selected for inclusion in the Index. Companies are weighted in the Index by a combination of their overall factor score and their inverse volatility over the prior 12 months. For the inverse volatility weighting component, the Index methodology determines each company’s volatility (or risk) as measured by standard deviation over the past 12 months, which reflects the average amount a company’s stock price has differed from the mean over that period. Companies with lower volatility (or risk) receive higher weights for this component and companies with higher volatility (or risk) receive lower weights for this component.

5.	Comment: In the “Principal Investment Strategies of the Fund” section, please clarify what is meant by sector neutral.

Response: The disclosure has been revised as follows:

At the time of the Index’s quarterly screening date, the maximum weight of any security in the Index is capped at 4% and the sectors are weighted the same ~~(i.e., sector neutral)~~ as the sector weights in the Starting Universe (i.e., sector neutral).

June 23, 2017

6.	Comment: Please clarify how the Fund may concentrate in a group of industries (sector) when the investments will be made on a sector neutral basis.

Response: We have revised the disclosure to clarify that the reference to “sector neutral” was intended to express that the sector exposure of the Index (and, accordingly, the Fund) will be neutral to the sector exposure of the Starting Universe. By way of example, if the technology sector and financial sector comprise 5% and 30%, respectively, of the weight of the Starting Universe, such sectors are expected to have the same weight in the Index (i.e., “neutral weight” as opposed to being “equal weight”). It is therefore possible for one or more sectors in the Fund to be concentrated (i.e., hold 25% or more of its total assets) due to the Index being concentrated in the sector.

7.	Comment: In filling in the blanks for any significant sector exposures, please include a corresponding sector risk.

Response: We have added the following risk based on anticipated sector exposure.

Information Technology Sector Risk. The Fund currently invests a significant portion of its assets in the information technology sector, and therefore the Fund’s performance could be negatively impacted by events affecting this sector. The information technology sector includes, for example, internet, semiconductor, software, hardware, and technology equipment companies. This sector can be significantly affected by, among other things, the supply and demand for specific products and services, the pace of technological development, and government regulation.

8.	Comment: The Item 9 disclosure includes Value Investing Risk, but such risk is not included in the Item 4 disclosure. Please include Value Investing Risk in the Item 4 disclosure.

Response: We have removed Value Risk from the Item 9 disclosure.

9.	Comment: Please consider whether additional disclosure should be added for Item 9 with respect to the Index and/or strategy.

Response: The Fund’s Item 9 disclosure is believed to be appropriate under the circumstances and any additional Item 9 disclosure is believed to be redundant.

Statement of Additional Information

10.	Comment: Please consider whether any of the derivatives risk disclosure contained in the SAI should be moved to the prospectus in light of the Fund’s strategies. There currently is no derivative risk disclosure in the prospectus.

Response: The Fund is not expected to have a material amount of derivatives exposure, if any. Accordingly, derivatives risk disclosure has not been added to the prospectus.

* * * * *

June 23, 2017

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

Sarah English, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)